15048709

SECU SSION

SEC Mail Processing Section MAR 12 2015 Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avere Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 E Highway 114, Suite 300
(No. and Street)

Trophy Club	TX	76262
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson 404-303-8840 ext 1002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star P.A. CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue	Daytona Beach Shores	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/15

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avere Financial Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENCIE MAR S DIAS
MY COMMISSION EXPIRES
FEB 15 2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVERE FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2014

AVERE FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of AVERE FINANCIAL GROUP, LLC

We have audited the financial statements of AVERE FINANCIAL GROUP, LLC ("Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AVERE FINANCIAL GROUP, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of AVERE FINANCIAL GROUP, LLC's financial statements. The supplemental information is the responsibility of AVERE FINANCIAL GROUP, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
March 11, 2015

AVERE FINANCIAL GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS		**For Year Ended December 31, 2014**
CURRENT ASSETS		
Cash and cash equivalents	$	18,802
Other assets from affiliates		624
Total current assets		19,426
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	19,426
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	-
Other accrued expenses		4,705
Total current liabilities		4,705
MEMBERS' EQUITY		
Undistributed earnings		14,721
Total Stockholders' Equity		14,721
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	19,426

See notes to financial statements and auditors' report.

AVERE FINANCIAL GROUP, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2014

		2014
REVENUES:		
Fee Income	$	-
Other income		7
Total revenue		7
EXPENSES:		
General operating expenses	$	10,547
Professional services		9,002
Regulatory fees		735
Total expenses		20,284
NET (LOSS) FROM OPERATIONS	$	(20,277)

See notes to financial statements and auditors' report.

AVERE FINANCIAL GROUP, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2014

	Total Member's Equity
Balances, December 31, 2013	$ -
Plus Capital Contributions	71,169
Less Distributions	(36,171)
Net income (loss) for 2014	(20,277)
Balances, December 31, 2014	$ 14,721

See notes to financial statements and auditors' report.

AVERE FINANCIAL GROUP, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(20,277)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Increase in commisions receivable		-
Increase in due from affiliates		(624)
Increase in accounts payable		-
Increase in accrued expenses		4,705
Increase in accrued expenses		
Decrease in deferred revenue		
NET CASH PROVIDED BY OPERATING ACTIVITIES		(16,196)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		(36,171)
Net change Capital contributions		71,169
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		34,998
NET CHANGE IN CASH AND CASH EQUIVALENTS		18,802
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		-
CASH AND CASH EQUIVALENTS, END OF YEAR	$	18,802

See notes to financial statements and auditors' report.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

Note 1 Organization and Summary of Significant Accounting Policies

Organization and Business
AVERE FINANCIAL GROUP, LLC ("Company") is a Delaware Limited Liability Company formed on May 25, 2010. The Company is a wholly owned Avere Companies, LLC (the "Parent"), Company. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") effective July 11, 2014. The Company is a member of the Financial Industry Regulatory Authority. The Company provides accredited Investor to selectively participate in alternate private placement transactions not typically available to them.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenue as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collective amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2014, management believes all receivables to be fully collectible.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is a Limited Liability Company ("LLC") for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company is a single member LLC and is a disregarded entity for IRS purposed. Therefore, the Company has no federal, state, or local filing requirement. The Company's members are taxes on the Company's earnings.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2014) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AVERE FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2014.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company has no contingencies. The amount due from affiliate at December 31, 2014 was $624.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2014, the Company has net allowable capital of $14,097 which exceeded the required net capital by $9,097.

Note 5 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

AVERE FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	14,721
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		14,721
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2014		-
Total capital and allowable subordinated liabilities		14,721
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		624
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		14,097
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	14,097
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	314
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		9,097
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		8,097

See notes to financial statements and auditors' report.

AVERE FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	4,705
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	4,705
Ratio: Aggregate indebtedness to net capital		33.38%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2014)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		14,097
Net audit adjustments		-
Net capital per above		14,097

NOTE: There are no material differences between the above compution of net capital and the corresponding computation as submitted by the Compay with the unaudited Form X-17A-5 Part II Filing as of December 31, 2014.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
AVERE FINANCIAL GROUP, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) AVERE FINANCIAL GROUP, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are no aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 16c3-3 under the securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

March 11, 2015

AVERE FINANCIAL GROUP LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

To the best knowledge and belief of Avere Financial Group LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2014.

Signature

Financial and Operations Principal
Title